Media Contact: Gary Mickelson, 479-290-6111
Investor Contact: Ruth Ann Wisener, 479-290-4235

TYSON REPORTS FIRST QUARTER
FISCAL 2008 RESULTS

- *1st quarter 2008 EPS of $0.10 as compared to $0.16 last year*
- *Pork operating margins 2nd best in company history*
- *Increased grain costs expected to exceed half a billion dollars for fiscal 2008*
- *Restructuring Beef operations*
- *Temporarily withdraws guidance*

Springdale, Arkansas – January 28, 2008 - Tyson Foods, Inc. (NYSE: TSN), today reported $0.10 diluted earnings per share for the first fiscal quarter ended December 29, 2007, compared to $0.16 diluted earnings per share in the same quarter last year. Sales for the first quarter of fiscal years 2008 and 2007 were $6.8 billion and $6.6 billion, respectively. Operating income was $84 million compared to $145 million and net income was $34 million compared to $57 million for the first quarter of fiscal years 2008 and 2007, respectively. In the first quarter of fiscal 2008, we recorded an $18 million non-operating gain on the sale of an investment. Additionally, we recorded $6 million of severance charges related to the FAST initiative.

"Given all we've faced, we delivered a solid first quarter," said Richard L. Bond, Tyson Foods president and chief executive officer. "Sales were up $200 million. Our Pork segment delivered one of its best quarters ever with strong volume and operating income nearly double compared to the first quarter of fiscal 2007. We also achieved normalized earnings of nearly 5% in the Prepared Foods segment. The Chicken segment struggled with more than $100 million in additional grain costs. The Beef segment continues to face a very difficult operating environment, which caused us to make the hard decision to cease slaughter operations at our beef plant in Emporia, Kansas. There continues to be far more beef slaughter capacity than available cattle, and this is especially true for Emporia, as cattle production has moved from eastern to western Kansas.

"In November, we projected an additional $300 million in grain costs for fiscal 2008," Bond said. "We now think this year-over-year increase will exceed half a billion dollars. Because of these unanticipated and extraordinarily high corn and soybean meal costs, we have no choice but to raise prices substantially.

"The continued escalation of grain prices, driven largely by government mandates for corn-based ethanol, has caused a domino effect for other inputs. Cooking oil, flour and other feed ingredients are all on the rise. For the foreseeable future, consumers will pay more and more for food, especially protein, because grain represents a proportionally higher percentage of input costs compared to other foods.

"The commodity markets affecting our business are extremely volatile and fluctuating tremendously on a daily basis. For this reason, we have decided to temporarily withdraw our previously issued earnings guidance. In this erratic and unpredictable operating environment, it is virtually impossible to make meaningful earnings forecast assumptions.

"We are facing unparalleled market dynamics that make our work very challenging," Bond said. "We continue to believe our strategies are sound, and we'd like to acknowledge Tyson team members for their efforts in executing our business plans."

Segment Performance Review (in millions)

	Sales *(for the first quarter ended December 29, 2007, and December 30, 2006)*			
	First Quarter			
	2008	**2007**	**Volume Change**	**Avg. Price Change**
Chicken	$2,098	$1,964	(8.0)%	16.1%
Beef	3,148	3,063	(2.3)%	5.2%
Pork	835	827	6.7%	(5.3)%
Prepared Foods	676	692	(1.5)%	(0.9)%
Other	9	12	n/a	n/a
Total	**$6,766**	**$6,558**	**(3.0)%**	**6.4%**

	Operating Income (Loss) *(for the first quarter ended December 29, 2007, and December 30, 2006)*			
	First Quarter			
			Operating Margin %	
	2008	**2007**	**2008**	**2007**
Chicken	$35	$73	1.7%	3.7%
Beef	(85)	(23)	(2.7)%	(0.8)%
Pork	76	39	9.1%	4.7%
Prepared Foods	32	31	4.7%	4.5%
Other	26	25	n/a	n/a
Total	**$84**	**$145**	**1.2%**	**2.2%**

Items impacting operating income (loss):

Q1 2008:
$6 million charge related to severance (allocated among segments)

Chicken (31.0% of Net Sales - 1st Quarter 2008)

Chicken segment sales were $2.1 billion and operating income was $35 million in the first quarter of fiscal 2008. Sales and operating income were impacted positively by improved average sales prices, partially offset by decreased sales volumes as a result of the sale of two poultry plants in fiscal 2007. Operating results were adversely impacted by increased grain costs of $107 million, as compared to the same period for fiscal 2007.

Beef (46.5% of Net Sales - 1st Quarter 2008)

Beef segment sales were $3.1 billion and operating loss was $85 million in the first quarter of fiscal 2008. Operating results were negatively impacted by higher average live prices and operating cost inefficiencies, partially offset by increased average sales prices.

Pork (12.3% of Net Sales - 1st Quarter 2008)

Pork segment sales were $835 million and operating income was $76 million in the first quarter of fiscal 2008. Operating results were impacted positively by lower average live prices, partially offset by lower average sales prices. Operating results were also positively impacted by strong export sales, which led to increased sales volumes.

Prepared Foods (10.0% of Net Sales - 1st Quarter 2008)

Prepared Foods segment sales were $676 million and operating income was $32 million in the first quarter of fiscal 2008. Operating results were positively impacted by lower raw material costs. This included lower pork costs, which was offset by higher grain inputs.

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF INCOME
(In millions, except per share data)
(Unaudited)

	Three Months Ended			
	December 29, 2007		December 30, 2006	
Sales	$	6,766	$	6,558
Cost of Sales		6,461		6,221
		305		337
Selling, General and Administrative		215		190
Other Charges		6		2
Operating Income		84		145
Other (Income) Expenses:				
Interest income		(2)		(2)
Interest expense		53		61
Other, net		(19)		-
Income before Income Taxes		52		86
Provision for Income Taxes		18		29
Net Income	$	34	$	57
Weighted Average Shares Outstanding:				
Class A Basic		279		264
Class B Basic		70		83
Diluted		355		353
Earnings Per Share:				
Class A Basic	$	0.10	$	0.17
Class B Basic	$	0.09	$	0.15
Diluted	$	0.10	$	0.16
Cash Dividends Per Share:				
Class A	$	0.040	$	0.040
Class B	$	0.036	$	0.036
Sales Growth		3.2%		1.6 %
Margins: (Percent of Sales)				
Gross Profit		4.5%		5.1 %
Operating Income		1.2%		2.2 %
Net Income		0.5%		0.9 %
Effective Tax Rate		34.7%		33.4 %

TYSON FOODS, INC.
CONSOLIDATED CONDENSED BALANCE SHEETS
(In millions)

	(Unaudited) December 29, 2007	September 29, 2007
Assets		
Current Assets:		
Cash and cash equivalents	$ 55	$ 42
Accounts receivable, net	1,184	1,246
Inventories	2,250	2,238
Other current assets	152	70
Total Current Assets	3,641	3,596
Net Property, Plant and Equipment	3,661	3,693
Goodwill	2,487	2,485
Intangible Assets	125	126
Other Assets	336	327
Total Assets	$ 10,250	$ 10,227
Liabilities and Shareholders' Equity		
Current Liabilities:		
Current debt	$ 132	$ 137
Trade accounts payable	1,192	1,050
Other current liabilities	803	928
Total Current Liabilities	2,127	2,115
Long-Term Debt	2,574	2,642
Deferred Income Taxes	340	367
Other Liabilities	457	372
Shareholders' Equity	4,752	4,731
Total Liabilities and Shareholders' Equity	$ 10,250	$ 10,227

TYSON FOODS, INC.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)

	Three Months Ended	
	December 29, 2007	December 30, 2006
Cash Flows From Operating Activities:		
Net income	$ 34	$ 57
Depreciation and amortization	127	128
Deferred taxes and other, net	(34)	75
Net changes in working capital	59	65
Cash Provided by Operating Activities	186	325
Cash Flows From Investing Activities:		
Additions to property, plant and equipment	(100)	(43)
Proceeds from sale of property, plant and equipment	10	2
Proceeds from sale of investment	21	-
Investment in marketable securities, net	1	4
Proceeds from sale of short-term investment	-	770
Other, net	(4)	7
Cash Provided by (Used for) Investing Activities	(72)	740
Cash Flows From Financing Activities:		
Net payments on revolving credit facilities	(66)	(108)
Payments of debt	(11)	(910)
Net proceeds from borrowings of debt	3	-
Purchases of treasury shares	(4)	(24)
Dividends	(14)	(14)
Decrease in negative book cash balances	(13)	(4)
Stock options exercised and other, net	2	12
Cash Used for Financing Activities	(103)	(1,048)
Effect of Exchange Rate Change on Cash	2	-
Increase in Cash and Cash Equivalents	13	17
Cash and Cash Equivalents at Beginning of Period	42	28
Cash and Cash Equivalents at End of Period	$ 55	$ 45

Tyson Foods, Inc., founded in 1935 with headquarters in Springdale, Arkansas, is the world's largest processor and marketer of chicken, beef and pork, the second-largest food production company in the *Fortune* 500 and a member of the S&P 500. The company produces a wide variety of protein-based and prepared food products and is the recognized market leader in the retail and foodservice markets it serves. Tyson provides products and service to customers throughout the United States and more than 80 countries. The company has approximately 104,000 Team Members employed at more than 300 facilities and offices in the United States and around the world. Through its Core Values, Code of Conduct and Team Member Bill of Rights, Tyson strives to operate with integrity and trust and is committed to creating value for its shareholders, customers and Team Members. The company also strives to be faith-friendly, provide a safe work environment and serve as stewards of the animals, land and environment entrusted to it.

A conference call to discuss the Company's financial results will be held at 9 a.m. Eastern today. To listen live via telephone, call 800-779-0488. A pass code and the leader's name will be required to join the call. The pass code is Tyson Foods and the leader's name is Ruth Ann Wisener. International callers dial 773-756-0455. The call also will be webcast live on the Internet at http://ir.tyson.com. Financial information, such as this news release, as well as other supplemental data, including Company distribution channel information, can be accessed from the Company's web site at http://ir.tyson.com. A telephone replay will be available through February 28 at 866-373-1992. International callers dial 203-369-0266.

Forward-Looking Statements

Certain information contained in the press release may constitute forward-looking statements, such as statements relating to expected earnings and results. These forward-looking statements are subject to a number of factors and uncertainties which could cause our actual results and experiences to differ materially from the anticipated results and expectations, expressed in such forward-looking statements. We wish to caution readers not to place undue reliance on any forward-looking statements, which speak only as of the date made. Among the factors that may cause actual results and experiences to differ from anticipated results and expectations expressed in such forward-looking statements are the following: (i) fluctuations in the cost and availability of inputs and raw materials, such as live cattle, live swine, feed grains (including corn and soybean meal) and energy; (ii) market conditions for finished products, including competition from other global and domestic food processors, supply and pricing of competing products and alternative proteins and demand for alternative proteins; (iii) successful rationalization of existing facilities and operating efficiencies of the facilities; (iv) risks associated with our commodity trading risk management activities; (v) access to foreign markets together with foreign economic conditions, including currency fluctuations, import/export restrictions and foreign politics; (vi) outbreak of a livestock disease (such as avian influenza (AI) or bovine spongiform encephalopathy (BSE)), which could have an effect on livestock we own, the availability of livestock we purchase, consumer perception of certain protein products or our ability to access certain domestic and foreign markets; (vii) changes in availability and relative costs of labor and contract growers and our ability to maintain good relationships with employees, labor unions, contract growers and independent producers providing us livestock; (viii) issues related to food safety, including costs resulting from product recalls, regulatory compliance and any related claims or litigation; (ix) changes in consumer preference and diets and our ability to identify and react to consumer trends; (x) significant marketing plan changes by large customers or loss of one or more large customers; (xi) adverse results from litigation; (xii) risks associated with leverage, including cost increases due to rising interest rates or changes in debt ratings or outlook; (xiii) compliance with and changes to regulations and laws (both domestic and foreign), including changes in accounting standards, tax laws, environmental laws and occupational, health and safety laws; (xiv) our ability to make effective acquisitions or joint ventures and successfully integrate newly acquired businesses into existing operations; (xv) effectiveness of advertising and marketing programs; (xvi) the effect of, or changes in, general economic conditions; and (xvii) those factors listed under Item 1A. "Risk Factors" included in the Company's September 29, 2007, Annual Report filed on Form 10-K.